October 19, 2020

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1090

Attention:	Brittany Ebbertt
Kathleen Collins
Edwin Kim
Larry Spirgel

Re:	Datto Holding Corp.
Registration Statement on Form S-1
Filed September 29, 2020
File No. 333-249122

Ladies and Gentlemen:

Datto Holding Corp., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-249122, as amended (the “Registration Statement”), to 4:00 p.m., Eastern time, on October 20, 2020 or as soon thereafter as practicable.

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Please contact Robert E. Goedert of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-7317, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

DATTO HOLDING CORP.

By:	/s/ Michael Fass
Name:	Michael Fass
Title:	General Counsel